FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F  ☒             Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Material fact dated May 3, 2013.

MATERIAL FACT

Merger of Santander, Banesto and Banif

Following the material fact announcements dated 29 and 30 April (registry numbers 186,051 and 186,267, respectively), Banco Santander, S.A. (“Santander”) announces that today the public deed formalizing the merger by absorption of Banco Español de Crédito, S.A. (“Banesto”) by Santander has been registered with the Commercial Registry of Cantabria, and consequently, Banesto has disappeared. Therefore, today has been the last trading day of Banesto on the Spanish Stock Exchanges.

The exchange of Banesto shares for shares of Santander will be carried out pursuant to the exchange procedure announced in the abovementioned material fact announcement dated 29 April.

It is expected that the shareholders of Banesto will have available to them the shares of Santander delivered pursuant to the exchange on Monday, 6 May 2013.

Besides, the public deed formalizing the merger by absorption of Banco Banif, S.A. Unipersonal by Santander was granted on Tuesday, 30 April. It is foreseen that such public deed will be registered with the Commercial Registry of Cantabria on Tuesday, 7 May 2013.

Boadilla del Monte (Madrid), 3 May 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 3, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President